

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Peter Lawrence
President and Chief Operating Officer
Arqule, Inc.
One Wall Street
Burlington, Massachusetts 01803

> **Re: ARQULE INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 7, 2019**
> **File No. 000-21429**

Dear Mr. Lawrence:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Healthcare & Insurance